PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

09046170

8 May 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1 May	AGM Results
1 May	Voting Rights and Capital
1 May	Pearson: AGM and Interim Management Statement
4 May	Florida Department of Education awards Next Generation Florida Comprehensive Assessment Test contract to Pearson

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw 5/18

AGM Results

01 May 2009

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Resul[illegible] al [illegible]eneral Meeting
Click here to download a PDF of the AGM results.

Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 1 May 2009 was 809,852,978.

Resolution	Description	For and Discretionary	Against	Abstain
Resolution 1	To receive the 2008 report and accounts	556,636,529	664,400	92,668
Resolution 2	To declare a final dividend	557,296,795	34,470	62,334
Resolution 3	To re-elect David Arculus	552,456,960	4,823,376	113,261
Resolution 4	To re-elect Terry Burns	504,697,556	51,599,241	1,096,798
Resolution 5	To re-elect Patrick Cescau	552,953,706	4,260,485	179,406

Resolution 6	To re-elect Rona Fairhead	538,826,678	13,070,156	5,496,763
Resolution 7	To re-elect Robin Freestone	550,004,148	7,275,015	114,435
Resolution 8	To re-elect Susan Fuhrman	553,029,413	4,247,021	117,164
Resolution 9	To re-elect Ken Hydon	552,383,933	4,827,607	182,058
Resolution 10	To re-elect John Makinson	543,183,254	8,769,557	5,440,785
Resolution 11	To re-elect Glen Moreno	547,677,905	9,533,244	182,448
Resolution 12	To re-elect Marjorie Scardino	543,397,549	8,474,229	5,521,818

Resolution 13	To reappoint Will Ethridge	543,711,404	8,202,530	5,477,508
Resolution 14	To reappoint CK Prahalad	554,900,946	2,374,536	115,961
Resolution 15	To approve the report on directors' remuneration	375,764,294	132,366,897	49,262,404
Resolution 16	To reappoint the auditors	542,813,853	3,438,147	11,139,446
Resolution 17	To determine the remuneration of the auditors	555,162,645	2,124,770	106,182
Resolution 18	To authorise the company to allot ordinary shares	521,405,175	35,052,492	933,775
Resolution 19	To increase the authorised share capital	556,247,480	818,543	327,574

ights and Capital

Resolution 20	To waive the pre-emption rights	556,861,831	336,372	195,393
Resolution 21	To authorise the company to purchase its own shares	556,409,718	786,268	197,611
Resolution 22	To amend the Articles of Association	556,902,698	119,304	371,595
Resolution 23	To authorise the company to call general meetings on 14 days' notice	547,962,459	9,093,604	337,533

Voting Rights and Capital
01 May 2009

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Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 April 2009, the Company had 809,852,978 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,852,978) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Pearson: AGM and Interim Management Statement
01 May 2009

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Pearson is today providing an Interim Management Statement covering the first three months of 2009, ahead of its Annual General Meeting.

As a result of the seasonal phasing of our education business, the first quarter is a relatively light trading period for Pearson. We generated £1bn of revenues in the first quarter against £800m in 2008, an increase of 26% in headline terms and 1% at constant currencies.

At this early stage, we are trading in line with the expectations set out in our full-year results announcement on March 2. For 2009 as a whole, we expect tough market conditions for US School publishing, financial advertising and the consumer books industry. We also expect continued growth in our testing, Higher Education and International Education businesses and in our content and subscription-based revenues at the FT Group. As a result, we continue to expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share, based on current exchange rates and market conditions.

Marjorie Scardino, chief executive said:

"The economic environment makes us cautious about this year, but we're encouraged by the start we've made. It indicates that Pearson can continue to perform well, even as some of our businesses face tough market conditions. Our focus is on trading well again this year, while still investing in our long-term growth opportunities in digital businesses and emerging markets."

In **Education**, we have made a good start to the year. In **North American Education** we continue to see challenging markets for US School publishing due to state budget shortfalls, but we are encouraged by the performance of our integrated print-and-digital basal programmes. Our testing business continues to produce steady growth, benefiting from market share gains, our solid base of long-term contracts and our strong position across state, national and clinical assessment. The good trading momentum of our Higher Education business has also continued into 2009, supported by our digital and customised learning programmes.

The American Recovery and Reinvestment Act provides approximately $100bn of additional federal funding for education, with the first tranche of $44 billion distributed to states in April. The potential impact of this new money on our markets remains uncertain, but we believe that over the next two years it will help to stabilize state funds and stimulate innovation in education.

In **International Education** we continue to see steady growth, as expected, with demand for our education services in school, higher education, vocational and assessment markets remaining resilient. First-quarter highlights include the UK (growth in qualifications

registrations), South Africa (higher education and vocational publishing) and Latin America (higher education and English Language Teaching).

On 15 April, we announced the acquisition of Wall Street English, China's leading provider of premium English language training to adults, for $145m. The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels.

At the **Financial Times Group**, we continue to see good growth in content, subscription and digital revenues despite the very tough conditions in financial markets. Advertising has weakened in the first quarter, as expected, and visibility is poor. Advertising accounted for 16% of FT Group revenues in the first quarter and 3% of total Pearson revenues. On 23 April, Interactive Data reported first quarter non-GAAP organic revenue and profit growth of 8.4% and 13.0% respectively, with continued high renewal rates and healthy new business momentum. It continues to expect organic revenue and operating profit growth in the middle single digits per cent range for the year as a whole.

At **Penguin**, we continue to see challenging trading conditions for book publishers and booksellers. Demand for new fiction and non-fiction is generally good and growth in digital formats is very strong, but illustrated reference and travel categories are weak. We expect Penguin to produce a good competitive performance once again, with a strong publishing schedule in the second half of the year that includes new books from Jamie Oliver, Eoin Colfer, Nick Hornby, David Plouffe, Nora Roberts, Clive Cussler & Justin Scott, Steven Levitt & Stephen Dubner and Greg Mortenson.

At the end of 2008, Pearson's net debt was £1,460m, giving a net debt/EBITDA ratio of 1.7x and interest cover of 8.7x. Our net debt increased during the first quarter as a result of the normal seasonal build-up of working capital ahead of our key selling periods in education. On 26 March, Pearson completed a £300m bond issue, further strengthening our liquidity profile and extending our debt maturity.

At our AGM today, we are proposing a final dividend of 22p per share giving a total dividend for 2008 of 33.8p, up 7% from the previous year.

Pearson generates approximately 60% of its sales in the US, and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share. The average rate during the first quarter of 2009 was £1:$1.42 (£1:$1.96 in the first quarter of 2008) and the closing rate at the end of March was £1:$1.44.

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE at 12 noon.

ENDS

Department of Education awards Next ... Florida Comprehensive Assessment Test ... Pearson

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310

The Flori... Department of Education (FDOE) announced today its intention to award the Next Generation Florida Comprehensive Assessment Test (FCAT) contract to Pearson.

Forward looking statements

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

Florida Department of Education awards Next Generation Florida Comprehensive Assessment Test contract to Pearson

04 May 2009

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PE

The Florida Department of Education (FDOE) announced today its intention to award the Next Generation Florida Comprehensive Assessment Test (FCAT) contract to Pearson.

Tallahassee, FL (PRWEB) May 4, 2009 -- The Florida Department of Education (FDOE) announced today its intention to award the Next Generation Florida Comprehensive Assessment Test (FCAT) contract to Pearson. As part of Pearson's work with FDOE, the company will provide item, test and pre- and post-test ancillary development; psychometric review and support; print and production services; and distribution, retrieval, scoring and reporting services.

Pearson, through its acquisition of Harcourt Assessment, has provided item, test and pre- and post-test ancillary development, psychometric review and support, as well as print and production services for the FCAT Development contract since 2000. Pearson previously held the administration contract from 2000-2005.

Announcement of this award follows an open bidding process.

FCAT is an accountability measure designed by FDOE and Florida educators and informed by national experts. The assessment is unique to Florida and offers educators opportunities to design their instructional practices around the particular instructional needs of their students. This assessment meets the requirements of the federal No Child Left Behind (NCLB) Act of 2001.

The term of the contract with Pearson is five years and will end on December 1, 2013. Pearson remains engaged with the FDOE in finalizing all details, but the prospective contract has a potential value of $254.1M USD.

About Pearson

Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and

the Penguin Group. For more information, go to www.pearson.com.

For more information

FL DOE-Melanie Mowry-Etters 850.245.0413, DOEPressOffice@fldoe.org
Pearson-Adam Gaber, 212.641.6118, adam.gaber@pearson.com